FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 16, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-               )

Enclosure:  Press Release dated January 16, 2008

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Corporate Express NV For more information: Media Relations: +31 (0)20 651 10 34 Investor Relations: +31 (0)20 651 10 42 www.cexpgroup.com

PRESS RELEASE

CORPORATE EXPRESS: PUBLICATION OF 2007 ANNUAL FIGURES 7 FEBRUARY 2008

Amsterdam, the Netherlands, 16 January 2008 - Corporate Express NV moves it’s reporting date of the preliminary annual figures forward from 22 February to Thursday 7 February 2008, around 7.30 am CET.

A press conference and analyst meeting will be hosted. Our 2007 annual report, including Form 20-F, will be available early March.

- - -

Financial calendar

Annual General Meeting of Shareholders 2007:	Tuesday 8 April 2008
Publication first quarter results 2008:	Wednesday 7 May 2008
Publication second quarter results 2008:	Wednesday 6 August 2008
Publication third quarter results 2008:	Wednesday 5 November 2008

About Corporate Express

Corporate Express provides customers with a single source of business products and services, so they can focus their energy and time on their core business. Corporate Express helps organisations to save time and maximize their productivity.

Headquartered in the Netherlands, Corporate Express generated 2006 annual sales of EUR 6.3 billion. The Company has a widespread global distribution network spanning North America, Europe and Australia, has close to 19,000 employees, and operations in 20 countries. Corporate Express is listed on Euronext Amsterdam (Euronext: CXP) and in New York (NYSE: CXP). For more information, please visit: www.cexpgroup.com

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34
anneloes.geldermans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

	By:	/s/ P. Ventress
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date:  January 17, 2008

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